Date: October 10, 2024	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

AMENDED - SEE HIGHLIGHTED

Subject: IMMUNOPRECISE ANTIBODIES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 15, 2024
Record Date for Voting (if applicable) :	October 15, 2024
Beneficial Ownership Determination Date :	October 15, 2024
Meeting Date :	November 14, 2024
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	45257F200	CA45257F2008

Sincerely,

Computershare

Agent for IMMUNOPRECISE ANTIBODIES LTD.